                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                Kraft Foods Inc.
                                ----------------
                                (Name of Issuer)

                  Class A common stock, no par value per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    50075N104
                              --------------------
                                 (CUSIP Number)

                                  June 12, 2001
                                  -------------
             (Date of Event Which Requires Filing of this Statement)




       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]    Rule 13d-1(b)

           [ ]    Rule 13d-1(c)

           [X]    Rule 13d-1(d)


                                Page 1 of 5 Pages





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------------------------                                    --------------------
CUSIP No. 50075N104                    13G                     Page 2 of 5 Pages
------------------------                                    --------------------

----------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Philip Morris Companies Inc.                I.R.S. Identification No.: 13-3260245
----------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a)     [ ]
                                                                                            (b)     [ ]
           N.A.
----------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION
            Virginia
----------------------------------------------------------------------------------------------------------
          NUMBER OF             5.        SOLE VOTING POWER
                                           1,455,000,000(1)
            SHARES              --------------------------------------------------------------------------
                                6.        SHARED VOTING POWER
         BENEFICIALLY                      0
                                --------------------------------------------------------------------------
           OWNED BY             7.        SOLE DISPOSITIVE POWER
                                           1,455,000,000(1)
        EACH REPORTING          --------------------------------------------------------------------------
                                8.        SHARED DISPOSITIVE POWER
         PERSON WITH                       0
----------------------------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,455,000,000(1)
----------------------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                                           [ ]
----------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            83.9%(1)
----------------------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON
            CO
----------------------------------------------------------------------------------------------------------


--------
     (1) See response to Item 4.

Item 1(a).        Name of Issuer:

         Kraft Foods Inc., a Virginia corporation.

Item 1(b).        Address of Issuer's Principal Executive Office:

         Three Lakes Drive, Northfield, Illinois  60093

Item 2(a).        Name of Person Filing:

         This statement is being filed by Philip Morris Companies Inc. ("Philip Morris").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         The address of Philip Morris' principal business office is 120 Park Avenue, New York, New York 10017.

Item 2(c).        Citizenship:

         Philip Morris is a Virginia corporation.

Item 2(d).        Title of Class of Securities:

         Class A common stock, no par value per share.

Item 2(e).        CUSIP Number:

         50075N104.

Item 3. This Statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.           Ownership.

         Philip Morris owns 275,000,000 shares of Class A common stock, and 1,180,000,000 shares of Class B common stock of the Issuer. Holders of Class B common stock are entitled to 10 votes per share on all matters submitted to a vote of shareholders. Each share of Class B common stock of the Issuer is convertible into one share of Class A common stock (i) while held by Philip Morris or any of its subsidiaries (excluding the Issuer) at the option of the holder and (ii) upon certain automatic conversion events.

         Philip Morris has granted to employees of Philip Morris and its subsidiaries options to purchase 1,708,420 shares and stock appreciation rights with respect to 14,530 shares of the Issuer's Class A common stock.

         Pursuant to a corporate agreement entered into between Philip Morris and the Issuer, Philip Morris has a continuing option to purchase additional shares of the Issuer's Class A common stock. Philip Morris may exercise the option simultaneously with the


                                Page 3 of 5 Pages








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         issuance of any equity security of the Issuer, only to the extent necessary to permit Philip Morris to maintain its then-existing percentage ownership of the Issuer's common stock.

         (a)      Amount beneficially owned:  1,455,000,000.

         (b)      Percent of class:  83.9% of the total shares;
                                     97.7% of the total voting power.

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 1,455,000,000.

                  (ii)  Shared power to vote or to direct the vote:  0.

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,455,000,000.

                  (iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.       Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

         Not applicable.

Item 8.       Identification and Classification of Members of the Group.

         Not applicable.

Item 9.       Notice of Dissolution of Group.

         Not applicable.

Item 10.      Certifications.

         Not applicable.


                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2002        PHILIP MORRIS COMPANIES INC.




                             By: /s/ G. Penn Holsenbeck
                                --------------------------------------------
                                Name:  G. Penn Holsenbeck
                                Title: Vice President, Associate General Counsel
                                       and Corporate Secretary




















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